Exhibit 99.1

PRESS RELEASE
REGULATED INFORMATION
INSIDE INFORMATION

Takeda makes €10 million
equity investment in TiGenix

Leuven (BELGIUM) – December 20, 2016, 22:01 h CET – TiGenix NV (Euronext Brussels and NASDAQ: TIG; "TiGenix"), an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from its proprietary platforms of allogeneic expanded stem cells, announced today that it has exercised the option granted by Takeda under the licensing agreement to make a €10 million equity investment in TiGenix. Takeda Pharmaceuticals International AG will be subscribing 11,651,778 new ordinary shares (the "New Shares") at an issue price of €0.858 (rounded) per New Share. The issue price is equal to the average closing price of TiGenix's share on Euronext Brussels over the 30 day period preceding the date on which the issuance of the New Shares commenced (i.e., December 20, 2016) and represents a 23% premium over today’s closing price on Euronext Brussels.

On July 4, 2016, Takeda and TiGenix entered into an exclusive ex-U.S. license, development and commercialization agreement for Cx601 for the treatment of complex perianal fistulas in patients with Crohn’s disease. The licensing agreement also provided for Takeda to make an equity investment of €10 million in the share capital of TiGenix within the 12 months following the date of the licensing agreement.

“We are pleased to welcome our partner Takeda as one of our key shareholders,” said Eduardo Bravo, CEO of TiGenix. “These additional funds will further strengthen our financial position allowing us to remain fully focused on progressing with the marketing authorization application of Cx601 in Europe, the launch of our Phase III trial to register Cx601 in the United States and advancing with the other clinical assets in our pipeline,” concluded Eduardo Bravo.

In connection with the issuance of the New Shares and the resulting capital increase, the board of directors has cancelled the preferential subscription rights of existing shareholders for the benefit of Takeda Pharmaceuticals International AG. The capital increase has been decided within the limits of the authorized share capital in accordance with article 6 of the articles of association of TiGenix.

The issuance of these New Shares is expected to take place by the end of the first week of January 2017, provided that TiGenix has timely received the proceeds of the private placement from Takeda. TiGenix shall request the listing of the New Shares on Euronext Brussels. The New Shares will be subject to a one-year lock-up, subject to certain exceptions.

For more information, please contact:

TiGenix
Claudia D'Augusta
Chief Financial Officer
T: +34 91 804 92 64
claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels & NASDAQ: TIG) is an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from its proprietary platforms of allogeneic, or donor-derived, expanded stem cells. Our lead product candidate from the adipose-derived stem cell technology platform is Cx601, which is in registration with the European Medicines Agency for the treatment of complex perianal fistulas in Crohn’s disease patients. Our adipose-derived stem cell product candidate Cx611 has completed a Phase I sepsis challenge trial and a Phase I/II trial in rheumatoid arthritis. Effective July 31, 2015, TiGenix acquired Coretherapix, whose lead cellular product candidate, AlloCSC-01, is currently in a Phase II clinical trial in Acute Myocardial Infarction (AMI). In addition, the second product candidate from the cardiac stem cell-based platform acquired from Coretherapix, AlloCSC-02, is being developed in a chronic indication. On July 4, 2016, TiGenix entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize Cx601 for complex perianal fistulas outside the United States. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain).

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix's control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by applicable law.